Exhibit 99.2

The Very Good Food Company

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

TABLE OF CONTENTS

TABLE OF CONTENTS	1

FORWARD-LOOKING INFORMATION	2

BASIS OF PRESENTATION	3

Q3 2022 HIGHLIGHTS	4

OUR BUSINESS	4

CORPORATE OVERVIEW	5

COVID-19	9

FINANCIAL PERFORMANCE REVIEW	10

QUARTERLY RESULTS	15

NON-IFRS FINANCIAL MEASURES	16

LIQUIDITY AND CAPITAL RESOURCES	17

OFF-BALANCE SHEET AGREEMENTS	21

FINANCIAL RISK MANAGEMENT	22

RELATED PARTY TRANSACTIONS	24

CRITICAL ACCOUNTING ESTIMATES	25

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	26

RISKS AND UNCERTAINITIES	26

BOARD APPROVAL	27

INTERNAL CONTROLS OVER FINANCIAL REPORTING	27

CONTROLS CERTIFICATION	28

The Very Good Food Company   |   Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operation of The Very Good Food Company Inc. (“VERY GOOD” or the “Company”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the nine-month period ended September 30, 2022.

This MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s ability to satisfy its existing and future cash obligations and to continue to operate as a going concern; the Company’s abilities and options to address its liquidity issues; the Company’s current expectation that, based on recent discussions with its lender, Waygar (as defined in this MD&A), it will be able to rely on the LOC (as defined in this MD&A) to fund operations until the end of December 2022; the requirement to obtain alternate financing by December 31, 2022 to ensure the financial viability of the Company’s business; the availability of other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material to extend the current cash runway; the status of the Company’s strategic review process; the Company’s focus on the wholesale and food service channels and its decision to phase out the eCommerce channel by the end of 2022; the timing and costs of the termination of the remaining leases for the facilities at which the Company has ceased operations; the continued geographic expansion for the availability of VERY GOOD’s products including through new distribution arrangements both in the wholesale and foodservice channels; the Company’s ability to compete; trends and growth expectations in the plant-based industry; the impact of the COVID-19 pandemic on VERY GOOD’s business; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting and the timing of such remediation.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain material assumptions have been made in preparing forward-looking information and management’s expectations, including assumptions with respect to: the Company’s ability to rely on the LOC (as defined in this MD&A) to fund operations until the end of December 2022 and continue to operate as a going concern until it must secure alternate financing by December 31; the Company’s ability to help manage its liquidity, by extending accounts payable and the sale of certain raw materials and non-core equipment; the Company’s ability to maintain compliance with its debt covenants under the Credit Facility (as defined herein); the Company’s ability to remain listed on The Nasdaq Stock Market LLC (“Nasdaq”) and the TSX Venture Exchange; the continued impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued demand for VERY GOOD’s products; there being no material deterioration in general business and economic conditions and no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD’s products in retail stores through the wholesale channel and in restaurants and other foodservice establishments through the foodservice channel; VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers; the Company’s ability to position VERY GOOD competitively; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from Waygar or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements, the risk that strategic alternatives may not be available on terms acceptable to the Company or at all, the risk that the Company will not be able to meet Nasdaq’s continued listing requirements after exhausting all potential remedial options available to it, as well as the Company’s ability to manage the many other risks it faces as set forth in VERY GOOD’s most recent annual information form filed (“AIF”) with Canadian securities regulatory authorities at and as an exhibit to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2022 and is available at www.sec.gov. Moreover, as disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern. If any of these risks or uncertainties materialize, or if the opinions, estimates or

The Very Good Food Company   |   Management’s Discussion and Analysis

assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of November 10, 2022 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of the Company and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the nine months ended September 30, 2022. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the nine months ended September 30, 2022 and 2021, together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended December 31, 2021 and 2020 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the three-month and nine-month periods ended September 30, 2022, are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures provided in this MD&A are non-IFRS financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures”, starting on page 16, for more information on the Company’s non-IFRS financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of November 10, 2022 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com; the EDGAR website for U.S. regulatory filings with the SEC at www.sec.gov; and on the Company’s website at www.verygoodfood.com. Our reference to our website is an inactive textual reference only and accordingly, information contained on the Company’s website shall not be deemed to be a part of this MD&A or incorporated by reference herein.

The Very Good Food Company   |   Management’s Discussion and Analysis

Q3 2022 HIGHLIGHTS

Financial Highlights

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,

	2022	2022	2021	2022	2021

Revenue by channel

Wholesale	$ 1,310,198	$ 987,278	$ 846,747	$ 3,070,395	$ 1,647,707

eCommerce	275,403	380,967	1,546,149	1,737,730	5,397,646

Other (Butcher Shop, Restaurant, Food service etc.)	171,639	133,201	143,201	468,905	374,508

	$ 1,757,240	$ 1,501,446	$ 2,536,097	$ 5,277,030	$ 7,959,861

Net loss	$(1,531,977)	$(6,699,130)	$(13,699,706)	$(17,804,416)	$(41,229,015)

Adjusted EBITDA net loss(1)	$(5,136,413)	$(7,028,270)	$ (8,174,024)	$(22,156,575)	$(19,239,069)

Loss per share – basic and diluted	$ (0.01)	$ (0.05)	$ (0.13)	$ (0.14)	$ (0.42)

Weighted average number of shares outstanding – basic and diluted	132,313,288	122,542,033	103,330,623	124,500,841	99,233,603

(1) See “Non-IFRS Financial Measures” starting on page 15 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

OUR BUSINESS

VERY GOOD is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat and cheese alternatives.

The common shares in the capital of the Company (the “Common Shares”) trade on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”, the Frankfurt Stock Exchange under the symbol “OSI”, and the Nasdaq Capital Market (“Nasdaq”) under the symbol “VGFC”.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada (“BC”) under its original name “The Very Good Butchers Inc.” The Company changed its name to “The Very Good Food Company Inc.” on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7 and our registered and records office is located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1.

Our Ability to Continue as a Going Concern

The Company has incurred losses since its inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, access its credit facility, raise additional equity or debt on reasonable terms and/or commence profitable operations in the future. While the Company has been successful in the past in obtaining debt and equity financing, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

As of September 30, 2022, the Company had cash and cash equivalents of $707,986, a reduction of $21,267,667 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s high cash burn during the period especially during the first three months of the current period (the three-months ended March 31, 2022) and takes into account the net proceeds from Company’s private placement closed on June 2, 2022. As of the date of this MD&A, the Company’s cash balance is approximately $773,000 to settle accounts payable and accrued liabilities of approximately $3,300,000.

On August 15, 2022 the Company disclosed that it would need additional financing in order to fulfil its outstanding obligations and fund ongoing operations, and that it expected to be able to raise such near term financing. However, negative market conditions made access to capital challenging over the past few months. As such the Company has been managing its short-term liquidity through limited access to the revolving line of credit (the “LOC”) under its senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (“Waygar”). Based on recent discussions with Waygar, the Company currently expects to be able to rely on the LOC until the end of December 2022, by which time it will need to

The Very Good Food Company   |   Management’s Discussion and Analysis

have secured alternative financing to ensure the financial viability of its business. No assurance can be provided that the Company’s access to the LOC to the extent necessary will not be further restricted. If access becomes further limited at any time, or if alternative financing is not obtained by December 31, the Company will not be able to continue to operate as a going concern.

In order to address its lack of necessary liquidity, the Company also continues to restrict its cash outflow related to paying trade payables and is utilizing, to the extent possible, alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that these measures will be successful.

The Company’s previously announced strategic review process is still ongoing.

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from Nasdaq’s Listing Qualifications Department that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).

On July 11, 2022, VERY GOOD was granted an additional 180-day period from Nasdaq’s Listing Qualification Department or until January 9, 2023, to regain compliance with the minimum US$1 bid price requirement for continued listing on Nasdaq

VERY GOOD is also listed on the TSXV and the notification does not affect the Company’s compliance status with such listing.

Nasdaq informed VERY GOOD in the July 11 notification, that if compliance cannot be demonstrated by January 9, 2023, Nasdaq will provide written notification that VERY GOOD’s securities will be delisted – at which time, the Company may appeal Staff’s determination to a Hearings Panel (the “Panel”). If VERY GOOD appeals, the Company will be asked to provide a plan to regain compliance to the Panel.

CORPORATE OVERVIEW

Our Business Model

As at September 30, 2022, the Company’s product portfolio consisted of 24 products: 19 products developed under The Very Good Butchers brand and 5 products developed under The Very Good Cheese Co. brand. As at September 30, 2022, our products were produced in our leased facilities located in Vancouver, BC, Canada (the “Rupert Facility”). On May 16, 2022, the Company made a strategic decision to cease regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidate active operations into the Rupert Facility. At present the Company continues to negotiate lease terminations with the landlords of a number of the former facilities and locations including, the Victoria Facility, the Patterson Facility and the former Butcher Shop & Restaurant.

We currently distribute and sell our products in all 10 provinces and three territories in Canada and 50 states in the United States through three main revenue channels: (1) wholesale, (2) food service, co-manufacturing, other and (3) eCommerce (collectively, the “Distribution

Network”).

The Very Good Food Company   |   Management’s Discussion and Analysis

(1)

Wholesale –VERY GOOD is performing to expectation in the wholesale channels that it currently distributes to and is continually working on widening its distribution. The Company markets its products to a number of large retailers in both Canada and the United States. During Q3 2022, Canadian wholesale accounts included, but were not limited to grocery store chains such as Whole Foods Markets, Thrifty Foods, Country Grocer, Save-On-Foods, Calgary Co-op, Fresh St. Market, Nesters Market, Choices Markets, Safeway, IGA, Farmboy, Goodness Me, Rachelle Bery, Healthy Planet, Loblaws, Sobeys, Voila and Simply For Life; as well as smaller independent grocers. United States wholesale accounts included, but were not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon, Central Markets, Raleys, Nugget, Coburns, Petes Natural Foods and Metro Markets. Wholesale revenue increased $1,422,688 in the nine months ended September 30, 2022, compared to same period in 2021; whereas Wholesale revenue increased $1,062,492 in the nine months ended September 2021 compared to same period in 2020. These are due to a consistent increase in the number of stores and distribution points as well as increased unit velocities on core and new items.

Nine months ended

	September 30, 2022	September 30, 2021
Wholesale	$ 3,070,395	$ 1,647,707

(2)

Food service, co-manufacturing and other –VERY GOOD is focusing on food service as part of its strategic plan. During Q3 2022, VERY GOOD announced foodservice distribution gains in Canada with two of the largest North American foodservice providers. Product availability with these providers significantly expands our ability to reach to restaurants, healthcare, educational facilities, hospitality businesses and other companies across Canada. Overall category revenue increased $94,397 (25%) in the nine months ended September 30, 2022, compared to the same period in 2021 due to focus on food service and co-manufacturing. Food service revenue for the nine months ended September 30, 2022 was $48,541 (2021 - $nil), along with co-manufacturing revenue of $123,374 (2021 - $nil) and other revenues of $ $297,266 (2021 - $374,508) from butcher shop, restaurants, etc. The Company expects revenue from food service and co-manufacturing to increase going forward.

Nine months ended

Food service, co- manufacturing, other *	September 30, 2022 $ 468,905	September 30, 2021 $ 374,508

*Also includes the former Butcher Shop & Restaurants which has been closed as of June 2022.

The Very Good Food Company   |   Management’s Discussion and Analysis

(3)	eCommerce – With the Company’s new strategic focus on its wholesale and foodservice channels the Company plans to exit from its eCommerce business at the end of the 2022.

eCommerce revenue decreased $4,199,916 (71%) in the nine months ended September 30, 2022, compared to the same period in 2021 due to the Company’s strategic decision to eliminate investments in digital marketing to acquire new customers.

Nine months ended

	September 30, 2022		September 30, 2021

eCommerce	$ 1,737,730		$ 5,937,646

Operational Update

As of the date of this MD&A, the Company has ceased regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidated operations into the Rupert Facility as well as permanently closed the Victoria Butcher Shop & Restaurant. The Company has also terminated the lease for the Mount Pleasant Flagship Store. The Company made these decisions in an effort to improve production efficiencies and reduce overheads. At present the Company continues to negotiate lease terminations with the landlords of a number of the former facilities and locations including, the Victoria Facility, the Patterson Facility and the former Butcher Shop & Restaurant and as of early November had successfully terminated its Victoria based warehouse space lease.

During the nine-month period ended September 30, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, significantly lowered production and headcount to manage inventory levels, and implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

VERY GOOD intends to continue to focus on the wholesale and food service channels, particularly in the United States, which it views as critical to realizing its vision to scale the Company.

On June 2, 2022, VERY GOOD closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents, and 32,500,000 share purchase warrants. In connection with the offering, the Company incurred share issuance costs of $936,659.

In June and July 2022, VERY GOOD announced new U.S. retail expansion through arrangements with retailers, superstore chain Meijer Inc., The Giant Company and Weis Markets, Inc., which are expected to extend VERY GOOD’s product availability in the United States.

On September 8, 2022, VERY GOOD announced the initiation of a strategic alternatives review process and retained Canaccord Genuity Corp. as its financial advisor for the review of strategic alternatives.

On September 20, 2022, VERY GOOD announced foodservice distribution gains in Canada with two of the largest North American foodservice providers. Product availability with these providers significantly expands our reach to restaurants, healthcare, educational facilities, hospitality businesses and other companies across Canada.

On September 22, 2022, VERY GOOD also announced that seven of its best-selling Very Good Butchers products have become available for sale online in a Variety Pack with a major, membership-only wholesale chain. The arrangement increases the availability and visibility of VERY GOOD’s products for Canadian consumers through the wholesaler’s online platform.

Management and Board Changes

On July 4, 2002, VERY GOOD announced that as part of its succession plan, (i) Matthew Hall was stepping down as interim Co-Chief Executive Officer and as a director of the Company, and (ii) Dela Salem was stepping down from her role as interim Co-Chief Executive Officer and would return her focus solely to service as a member of the

The Very Good Food Company   |   Management’s Discussion and Analysis

Company’s board of directors. On that same day, the Company announced that Parimal Rana, a seasoned food industry professional and the Company’s Vice President of Operations, was assuming the role of Chief Executive Officer and would also join the Company’s board of directors.

On July 12, 2022, VERY GOOD announced Pratik Patel, CPA, CGA, as the Company’s Chief Financial Officer. Mr. Patel has over fifteen years of experience as a senior accounting and finance professional. Prior to joining VERY GOOD, Pratik was Head of Finance at Bardel Entertainment, a Canadian animation studio. Before joining Bardel in 2017 as Controller, he held several senior level accounting and finance positions, most recently with WildBrain (TSX: WILD), a publicly traded family entertainment company where he oversaw financial and disclosure reporting throughout the Company’s merger integration of Nerd Corps Entertainment and Studio B.

As a result of the above, the Company’s senior management team now consists of Parimal Rana, Chief Executive Officer, Pratik Patel, Chief Financial Officer and Jordan Rogers, Chief Commercial Officer,

On October 25, 2022, VERY GOOD announced the resignation of Saul Cooperstein from the Board of Directors of the Company. The Board of Directors is currently comprised of Dela Salem, Justin Steinbach and Parimal Rana.

The Very Good Food Company   |   Management’s Discussion and Analysis

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact its results of operations or financial condition through disruptions to operations including as a result of disruptions and inflationary pressures in our supply chain and Distribution Network, temporary production suspensions at the Rupert Facility, and reduced productivity of team members.

COVID-19 continues to have an impact on the global economy, leading to increased inflation and ongoing uncertainty due to the risk of a re-emergence of the virus. As such, the extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities and sustained pressure on global supply chains causing supply and demand imbalances. See “Risk Factors” section in the AIF for further details.

The Very Good Food Company   |   Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended	ended
	September 30,	June 30,	September 30,	September 30,	September 30,

	2022	2022	2021	2022	2021

Revenue	$ 1,757,240	$ 1,501,446	$ 2,536,097	$ 5,277,030	$ 7,959,861

Procurement expense	(2,557,087)	(3,007,420)	(2,059,204)	(8,226,190)	(6,214,272)

Fulfilment expense	(931,707)	(1,256,785)	(1,804,459)	(4,106,308)	(5,833,068)

General and administrative expense	(4,634,719)	(2,935,624)	(7,089,277)	(12,415,034)	(23,498,714)

Marketing and investor relations expense	(208,870)	(560,537)	(2,178,765)	(2,347,801)	(6,904,766)

Research and development expense	(306,890)	(344,804)	(566,672)	(1,216,212)	(1,448,657)

Pre-production expense	(2,170)	(106,400)	(1,327,009)	(353,020)	(2,868,832)

Operating loss	(6,884,203)	(6,710,124)	(12,489,289)	(23,387,535)	(38,808,448)

Finance expense	(909,252)	(1,237,418)	(1,089,004)	(3,435,534)	(1,851,981)

Other expense	(1,273,408)	(276,568)	(121,413)	(1,570,206)	(568,586)

Gain on debt modification	-	16,783	–	16,783	–

Change in fair value of derivative liabilities(1)	7,534,886	1,508,197	–	10,572,076	–

Net Loss	$(1,531,977)	$(6,699,130)	$(13,699,706)	$(17,804,416)	$(41,229,015)

Adjusted general and administrative expense(2)	$(3,987,989)	$(4,038,034)	$ (3,963,524)	$(13,627,738)	$ (8,372,915)

Adjusted EBITDA net loss(2)	$(5,136,413)	$(7,028,270)	$ (8,174,024)	$(22,156,575)	$(19,239,069)

(1) The Company issued common share purchase warrants and Pre-funded common share purchase warrants with exercise prices denominated in US dollars. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

(2) See “Non-IFRS Financial Measures” starting on page 16 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

The Very Good Food Company   |   Management’s Discussion and Analysis

Revenue

Revenue by geographic region

	Three months	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended	ended
	September 30,	June 30,	September 30,	September 30,	September 30,

	2022	2022	2021	2022	2021

Canada	$1,265,551	$1,075,641	$ 1,633,112	$3,649,888	$4,550,145

United States	491,764	425,725	899,400	1,622,817	3,406,131

Other	(75)	80	3,585	4,325	3,585

Total	$1,757,240	$1,501,446	$2,536,097	$5,277,030	$7,959,861

Revenue by channel

	Three months	Three months	Three months
	ended	ended	ended	Nine months ended	Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,

	2022	2022	2021	2022	2021

eCommerce	$ 275,403	$ 380,967	$ 1,546,149	$ 1,737,730	$ 5,937,646

Wholesale	1,310,198	987,278	846,747	3,070,395	1,647,707

Butcher Shop & Restaurant and Other	171,639	133,201	143,201	468,905	374,508

Total	$1,757,240	$1,501,446	$ 2,536,097	$ 5,277,030	$7,959,861

Three Months Ended September 30, 2022, compared to June 30, 2022

Revenue increased $255,794 (17%) to $1,757,240 in Q3 2022, compared to $1,501,446 in Q2 2022, which was primarily driven by growth in Wholesale of $322,920 (33%) in line with our strategic focus on the wholesale channel. This was partially offset by reduction in eCommerce revenue of $105,564 (28%) from $380,967 in Q2 2022 due to refocusing of sales away from the eCommerce channel.

Three Months Ended September 30, 2022, compared to September 30, 2021

Revenue decreased $778,857 (31%) to $1,757,240 in Q3 2022, compared to $2,536,097 in the same period in 2021. The decrease in revenue was driven by a decrease of $1,270,746 (82%) in eCommerce sales, offset by an increase of $463,451 (55%) in wholesale revenue. This was consistent with the strategic refocus discussed above.

Nine Months Ended September 30, 2022, compared to September 30, 2021

Revenue decreased $2,682,831 (34%) to $5,277,030 in the nine months ended September 30, 2022, compared to $7,959,861 in the same period in 2021. The decrease in revenue was driven by a decrease of $4,199,916 (71%) in eCommerce sales, offset by an increase of $1,422,688 (86%) in wholesale revenue.

The Very Good Food Company   |   Management’s Discussion and Analysis

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Victoria Flagship Store including food costs, direct labour and other attributable overhead expenses.

Three Months Ended September 30, 2022, compared to June 30, 2022

Procurement expense decreased by $450,333 (15%) to $2,557,087 in Q3 2022, compared to $3,007,420 in Q2 2022. The decrease in procurement expense was due to a decrease in overhead expense, which was partially offset by inventory allowance of $448,817 recorded in Q3 2022.

Three Months Ended September 30, 2022, compared to September 30, 2021

Procurement expense increased by $497,883 (24%) to $2,557,087 in Q3 2022, compared to $2,059,204 in Q3 2021. The increase in procurement expense was primarily driven by increased sales of inventory produced in prior periods as well as increase in depreciation related to production equipment acquired during the year.

Nine Months Ended September 30, 2022, compared to September 30, 2021

Procurement expense increased by $2,011,918 (32%) to $8,226,190 in the nine months ended September 30, 2022, compared to $6,214,272 in the same period in fiscal 2021. The increase in procurement expense was primarily driven by increased sales of inventory produced in prior periods with higher overheads, and the depreciation of production equipment acquired during the year.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight, and warehousing costs.

Three Months Ended September 30, 2022, compared to June 30, 2022

Fulfilment expense decreased $325,078 (26%) to $931,707 in Q3 2022, compared to $1,256,785 Q2 2022. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped. Storage warehouse costs also decreased due to VERY GOOD’s focus on reducing inventory on hand.

Three Months Ended September 30, 2022, compared to September 30, 2021

Fulfilment expense decreased $872,752 (48%) to $931,707 in Q3 2022, compared to $1,804,459 in Q3 2021. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped. Storage warehouse costs also decreased due to the Company’s focus on reducing inventory on hand.

Nine Months Ended September 30, 2022, compared to September 30, 2021

Fulfilment expense decreased $1,726,760 (30%) to $4,106,308, in the nine months ended September 30, 2022, compared to $5,833,068 in the same period in fiscal 2021. The decrease in fulfilment expense was primarily driven by a decrease in the number of eCommerce orders shipped. Storage warehouse costs also decreased due to VERY GOOD’s focus on reducing inventory on hand.

The Very Good Food Company   |   Management’s Discussion and Analysis

General and administrative expense and adjusted general and administrative expense

General and administrative expense primarily comprised of administrative expenses, selling expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-IFRS Financial Measures” on page 16 for more information on management’s use of adjusted general and administrative expense and a reconciliation thereof to general and administrative expense.

Three Months Ended September 30, 2022, compared to June 30, 2022

General and administrative expense increased $1,699,095 (58%) to $4,634,719 in Q3 2022, compared to $2,935,624 in Q2 2022. This includes non-cash amortization of insurance and advisory fees amounting to $1,183,435. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense decreased $50,045 (1%) to $3,987,989 in Q3 2022 compared to $4,038,034 in Q2 2022. The decrease in adjusted general and administrative expense was primarily driven by a decrease in salaries and wages.

Three Months Ended September 30, 2022, compared to September 30, 2021

General and administrative expense decreased $2,454,558 (35%) to $4,634,719 in Q3 2022 compared to $7,089,277 in Q3 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $24,465 (1%) to $3,987,989 in Q3 2022, compared to $3,963,524 in Q3 2021. The increase in adjusted general and administrative expense was primarily driven by an increase in insurance fees of $638,766 and audit and professional fees of $662,482 due to increased costs of being a public listed Company. This was offset by a decrease in legal and professional fees of $661,117, decrease in recruitment fees of $278,787, decrease in filing fees of $160,151 and decrease in travel and entertainment of $129,857.

Nine Months Ended September 30, 2022, compared to September 30, 2021

General and administrative expense decreased $11,083,680 (47%) to $12,415,034 in the nine months ended September 30, 2022 compared to $23,498,714 in the same period in 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $5,254,823 (63%) to $13,627,738 in the nine months ended September 30, 2022, compared to $8,372,915 in the same period in 2021. The increase in adjusted general and administrative expense was primarily driven by increased wages and salaries of $1,540,260, increase in legal, audit and professional fees of $2,180,477 and insurance fees of $1,943,281 due to Company’s Nasdaq listing, and increase in software license expense of $304,546 related to the implementation of an ERP system. These were offset by increase in exchange gain of $33,192, decrease in filing fees of $156,635, decrease in recruitment expense of $103,084 and decrease in office expense of $104,147.

The Very Good Food Company   |   Management’s Discussion and Analysis

Marketing and investor relations expense

Three Months Ended September 30, 2022, compared to June 30, 2022

Marketing and investor relations expense decreased $351,667 (63%) to $208,870 in Q3 2022, compared to $560,537 in Q2, 2022. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing initiatives relating to customer acquisition and decrease in investor relations expense.

Three Months Ended September 30, 2022, compared to September 30, 2021

Marketing and investor relations expense decreased $1,969,895 (90%) to $208,870 Q3 2022, compared to $2,178,765 in Q3 2021. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing spent relating to customer acquisition and decrease in investor relations expense as per strategic refocus outlined earlier.

Nine Months Ended September 30, 2022, compared to September 30, 2021

Marketing and investor relations expense decreased $4,556,965 (66%) to $2,347,801 in the nine months ended September 30, 2021, compared to $6,904,766. The decrease in marketing and investor relations expense was mainly due to a decrease in marketing initiatives relating to customer acquisition.

Pre-production expense

Pre-production expense includes wages and benefits, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, and the previously planned Victoria Flagship Store and Mount Pleasant Flagship Store, which we are no longer intending to open. These types of expenses will be included as part of procurement expense to the extent these sites are in operation.

Three Months Ended September 30, 2022, compared to June 30, 2022

Pre-production expense decreased $104,230, (98%) to $2,170 in Q3 2022, compared to $106,400 in Q2 2022. Pre-production expense decreased due to the Company’s exit from the Mount Pleasant Flagship Store.

Three Months Ended September 30, 2022, compared to September 30, 2021

Pre-production expense decreased $1,324,839 (100%) to $2,170 in Q3 2022, compared to $1,327,009 in Q 2021. Pre-production expense decreased due to the Companies exit from the Mount Pleasant Flagship Store.

Nine Months Ended September 30, 2022, compared to September 30, 2021

Pre-production expense decreased $2,515,812 (88%) to $353,020 in the nine months ended September 30, 2022, compared to $2,868,832 in the same period in 2021. Pre-production expense decreased due to the VERY GOOD’s exit from the Mount Pleasant Flagship Store as well as the Company’s continuing efforts as per strategic refocus discussed earlier.

The Very Good Food Company   |   Management’s Discussion and Analysis

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended September 30, 2022. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

Three Months Ended

	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021

Revenue	$ 1,757,240	$ 1,501,446	$ 2,018,344	$ 4,298,922

Net loss	$ (1,531,977)	$ (6,699,130)	$ (9,573,309)	$ (13,330,908)

Comprehensive loss	$ (1,379,878)	$ (6,810,265)	$ (9,526,787)	$ (13,334,419)

Loss per share (basic and diluted)	$ (0.01)	$ (0.05)	$ (0.08)	$ (0.12)

Three Months Ended

	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020

Revenue	$ 2,536,097	$ 2,780,681	$ 2,643,083	$ 1,836,682

Net loss	$ (13,699,706)	$ (12,500,733)	$ (15,028,576)	$ (5,806,392)

Comprehensive loss	$ (13,724,506)	$ (12,496,272)	$ (15,024,102)	$ (13,852,140)

Loss per share (basic and diluted)	$ (0.13)	$ (0.13)	$ (0.15)	$ (0.06)

The Company began making significant efforts to increase its production capacity in Q2 2020 with the addition of the Patterson Facility. Ramp-up continued throughout 2021, with the addition of the Rupert Facility in January 2021, the commissioning of the first line at the Rupert Facility in April 2021 and the commencement of commercial production the line in June 2021. The Company also partnered with new third-party logistics providers to extend its reach in North America. The Company also incurred higher general and administration expense to build out its teams in Victoria, Vancouver and California to support this growth with the hiring of employees, increased office expense, recruitment fees, information technology and licensing cost. High marketing cost necessary to support the eCommerce business in combination with financing costs associated with the Company’s various financings have also had a significant drag on its profitability. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options (“Options”) and common share purchase warrants granted by the Company. After investing heavily in the infrastructure build-out required to support the Company’s business as a public company in Canada and in the United States, the Company announced that it was shifting to finding opportunities to maximize its efficiency and leverage in general and administrative expenses. See “Corporate Overview—Operational Update” above.

Revenue increased steadily from Q4 2020 through Q4 2021. In Q1 and Q2 2022, revenues decreased due to lower eCommerce sales which was a direct result of the Company’s strategic decision to eliminate digital marketing costs to acquire new customers. In Q3 2022, the revenue from Wholesale channel increased along with build up of revenue from food service and Co-manufacturing. Also, the significant decline in net loss in Q3 2022 is attributable to favourable change in fair value of derivative liabilities of $7.5million.

The Very Good Food Company   |   Management’s Discussion and Analysis

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA Net Loss

Management defines adjusted EBITDA Net Loss as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including loss on disposal of equipment, gain on termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended	ended
	September 30,	June 30,	September 30,	September 30,	September 30,

	2022	2022	2021	2022	2021

Net loss as reported	$(1,531,977)	$(6,699,130)	$(13,699,706)	$(17,804,416)	($41,229,015)

Adjustments:

Change in fair value of derivative liabilities	(7,534,886)	(1,508,197)	-	(10,572,076)	-

Depreciation	932,481	985,754	616,111	2,533,620	1,457,763

Finance expense	909,252	1,237,418	1,102,858	3,435,534	1,867,040

Gain on debt modification	-	(16,783)	-	(16,783)	-

Impairment of right-of-use assets	-	3,103	-	3,103	-

Impairment of property and equipment	1,092,631	122,459	-	1,215,090	-

Provision for slow moving inventory	448,817	-	-	448,817	-

Loss (Gain) on termination of lease[1]	37,102	152,478	-	188,593	(1,600)

Loss on disposal of equipment	95,453	1,490	10,255	96,943	32,816

Share-based compensation (recovery)	414,714	(1,306,862)	3,796,458	(1,685,000)	18,406,456

Shares, units and warrants issued for services	-	-	-	-	227,471

Adjusted EBITDA net loss	$(5,136,413)	$(7,028,270)	$(8,174,024)	$(22,156,575)	$(19,239,069)

1 During the nine months ended September 30, 2022, the Company terminated three lease agreements and recognized a $188,593 loss on termination of leases. During the nine months ended September 30, 2021, the Company terminated one lease agreement and recognized a $1,600 gain on termination of lease.

The Very Good Food Company   |   Management’s Discussion and Analysis

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended	ended
	September 30,	June 30,	September 30,	September 30,	September 30,

	2022	2022	2021	2022	2021

General and administrative expense	$(4,634,719)	$(2,935,624)	$(7,089,277)	$(12,415,034)	$(23,498,714)

Adjustments:

Share-based compensation (recovery)	390,744	(1,218,638)	3,043,998	(1,673,906)	14,931,844

Depreciation	255,986	116,228	81,755	461,202	193,955

Adjusted general and administrative expense	$(3,987,989)	$(4,038,034)	$(3,963,524)	$(13,627,738)	$ (8,372,915)

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2022, the Company had cash and cash equivalents of $707,986, a reduction of $21,267,667 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s high cash burn during the period especially during the first three months of the current period (the three-months ended March 31, 2022). As of the date of this MD&A, the Company’s cash balance is approximately $773,000 to settle accounts payable and accrued liabilities of approximately $3,300,000.

On August 15, 2022 the Company disclosed that it would need additional financing in order to fulfil its outstanding obligations and fund ongoing operations by September 30, 2022, and that it expected to be able to raise such near term financing. However, negative market conditions made access to capital challenging over the past few months. As such the Company has been managing its short-term liquidity through limited access to the LOC under its loan facility with Waygar. Based on recent discussions with Waygar, the Company currently expects to be able to rely on the LOC until the end of December 2022, by which time it will need to have secured alternative financing to ensure the financial viability of its business. No assurance can be provided that the Company’s access to the LOC will not be further restricted. If access becomes further limited at any time, or if alternative financing is not obtained by December 31, the Company will not be able to continue to operate as a going concern.

In order to address its lack of necessary liquidity, the Company also continues to restrict its cash outflow related to paying trade payables and is utilizing, to the extent possible, alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that these measures will be successful.

As disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern.

Credit Facility

In June 2021, the Company entered into the Credit Facility with Waygar, as agent for Ninepoint Canadian Senior Debt Master Fund L.P. The Credit Facility consists of the LOC, a $20 million revolving line of credit, and a $50 million senior secured asset backed term loan. All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 11 of condensed interim consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at September 30, 2022, a total of $6,239,330 is outstanding under the Credit Facility, net of an unamortized discount of $42,824, and $45,502 is outstanding for interest and $2,021 is outstanding for unused line fee, which is included in accounts payable and accrued liabilities.

The Very Good Food Company   |   Management’s Discussion and Analysis

We may fail to comply with our debt covenants under our Credit Facility if we are not able to maintain a specified cash coverage ratio with respect to interest payments that is tested on a quarterly basis. In addition, our Credit Facility requires us to meet certain EBITDA targets, as adjusted from time to time, on a quarterly basis. If we fail to satisfy our debt covenants and our lenders are unwilling to waive non-compliance, we would be in default under our Credit Facility and our indebtedness may be accelerated. Accordingly, we will need to raise additional equity or debt financing, and/or re-negotiate the Credit Facility, to the extent available to us, to continue to operate and expand our business. There is no assurance that any financing will be available to the Company or, if a financing is available, that such will be on terms and conditions acceptable to the Company. See “Risk Factors” in the AIF.

The following table summarizes our cash flows as at September 30, 2022 and 2021:

		Nine months ended September 30

	2022	2021

Operating activities	$ (22,866,948)	$ (22,455,423)

Investing activities	(3,013,881)	(12,639,990)

Financing activities	4,503,353	20,573,768

Effect of foreign exchange on cash and cash equivalents	109,809	(13,925)

Net changes in cash and cash equivalents	$ (21,267,667)	$ (14,535,570)

Operating activities

Net cash used in operating activities for nine months ended September 30, 2022, was $22,866,948 compared to $22,455,423 for the nine months ended September 30, 2021 as a result of the net loss for the period of $17,804,416; a decrease in non-cash working capital of $710,373, a recovery of non-cash share-based compensation of $1,685,000, change in fair value of derivative liabilities of $10,572,076 and gain on debt modification of $16,783, this was partially offset by finance expense of $3,435,534, impairment of right-of-use assets of $3,103, impairment of property and equipment of $1,215,090, loss on termination of lease of $188,593, loss on disposal of equipment of $96,943 and depreciation of $2,533,620. The decrease in working capital was largely due to a decrease in accounts payable and accrued liabilities of $4,369,272 and increase in inventory of $1,020,756, which was offset by a decrease in prepaid and deposits of $4,101,637 and decrease in accounts receivable of $597,945. During the nine months ended September 30, 2021, net cash used in operating activities was $22,455,423 as a result of the net loss for the period of $41,229,015, partially offset by a change in non-cash expenses related to share-based compensation of $18,406,456, finance expense of $1,867,040, depreciation of $1,457,763 and shares and units issued for services of $227,471.

Investing activities

Net cash used in investing activities for the nine months ended September 30, 2022 was $2,945,727 primarily attributed to $2,964,853 of capital expenditures for the commissioning of the Rupert Facility and Patterson Facility in Q1 2022, acquisition of right-of-use assets of $42,270 for equipment leased, $438,734 of security deposits paid for equipment purchases for Rupert Facility and Patterson Facility, and the payment of $718,000 of contingent consideration in relation to the acquisitions that took place in fiscal year 2021; offset by a refund of security deposits of $655,008, proceeds of $84,700 from sale of equipment, and repayment of $410,268 received from a loan to a related party. Net cash used in investing activities for the nine months ended September 30, 2021 was $12,639,990 primarily due $9,518,458 spent on commissioning of the Rupert Facility and Patterson Facility, acquisition of right-of-use assets of $67,332 for equipment leased and $1,813,506 of security deposits paid for equipment purchases for Rupert Facility and Patterson Facility. In addition, the Company paid $1,250,000 for the acquisition of The Cultured Nut Inc. and Lloyd-James Marketing Group, offset by cash acquired from acquisition of $9,306.

The Very Good Food Company   |   Management’s Discussion and Analysis

Financing activities

Net cash provided by financing activities for the nine months ended September 30, 2022, was $4,503,353 mainly due to $8,184,762 received from the issuance of common shares, common share equivalents and warrants, $182,456 received from the exercise of stock options, and $1,126,923 of advances received from the Credit Facility, partially offset by payments of lease liabilities of $1,992,191, repayment of loans payable and other liabilities of $1,527,441, interest payment of $365,820, and $168,677 paid for the settlement of the lease for the formerly planned Mount Pleasant Flagship Store location. The Company also incurred $936,659 of share issuance costs in relation to the private placement that closed in June 2022. Net cash used in financing activities for the nine months ended September 30, 2021, was $20,573,768 due to net proceed of $18,378,261 from issuance of units for cash and $2,500,582 received from proceeds from the exercise of warrants and stock options, and proceeds from loans payable $3,475,875; this was partially offset by payment of lease liabilities of $1,040,221, repayment of loans payable $555,000, and payment of deferred financing costs of $2,129,801.

During the nine months ended September 30, 2022, the Company received a total of $903,083 pursuant to the Credit Facility. During the nine months ended September 30, 2022, the Company recognized interest and accretion expense on the Credit Facility fee payable of $107,684 and interest expense of $353,739 related to the Credit Facility. The Company also incurred an unused line of credit fee of $18,434. As at September 30, 2022, $45,502 is outstanding for interest and $2,021 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities. On June 8, 2022, the loan agreement for the Credit Facility was amended to modify the Credit Facility fee payment schedule. As a result, the Company recognized a gain of $16,783 on debt modification.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the nine months ended September 30, 2022, the Company recognized accretion expense of the deferred financing costs of $2,032,617. As at September 30, 2022, the remaining carrying value of the deferred financing costs was $1,892,126.

Prospectus Offerings and Registration Statement Use of Proceeds

On October 5, 2021, the Company filed a Form F-10 registration statement (File No. 333-260064) (the “F- 10 Registration Statement”) which was made effective by the SEC on October 8, 2021 and registered $100,000,000 (US$79,026,394.80) of an indeterminate amount of common shares, warrants, debt securities, subscriptions receipts and units. Pursuant to this F-10 Registration Statement, on October 19, 2021, the Company closed a registered direct offering (the “October 2021 Offering”) with certain U.S. institutional investors for the purchase and sale of an aggregate of 15,000,000 units of the Company consisting of one Common Share and one half of one Common Share purchase warrant (each, an “October 2021 Unit”) at a price of US$2.00 per October 2021 Unit for gross proceeds of $37,078,200 (US$30,000,000). The October 2021 Offering was fully subscribed and the lead placement agents were A.G.P./Alliance Global Capital and Roth Capital Partners, with placement agent fees totaling $2.2 million (US$1.8 million). In addition, there were estimated expenses for the October 2021 Offering totaled $617,970 (US$500,000), consisting of regulatory filing fees, transfer agent costs, professional advisory fees, auditor review, and legal fees and expenses. The net proceeds from the October 2021 offering after deducting these expenses was $34,335,242 (US$27.7 million). The 15,000,000 October 2021 Units sold in this transaction remain the only securities sold in connection with the F-10 Registration Statement. The following table provides an update on the approximate use of proceeds raised in the October 2021 Offering, along with amounts expended. None of the payments listed in the table below constitute direct or indirect payments to directors, officers, general partners of the issuer or their associates; to persons owning 10% or more of any class of the issuer’s equity securities; and to affiliates of the issuer. With the exception of salary payments to directors and officers as part of the general corporate and other working capital expense.

The Very Good Food Company   |   Management’s Discussion and Analysis

		Approximate Use of Proceeds

	Proposed Use of Proceeds

		to September 30, 2022

Scale operations	$12,977,370	$4,711,375

Expand geographical reach	3,337,038	21,501

Accretive acquisitions within plant-based food sector	3,707,820	-

Research & development	3,089,850	621,891

Marketing initiatives	4,325,790	3,723,615

General corporate & other working capital	7,415,640	25,256,860

Offering expenses and placement agent fee	2,224,692	2,742,958

Total	$37,078,200	$37,078,200

On June 2, 2022, the Company closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents (“Pre-funded Warrant”), and 32,500,000 share purchase warrants (“Warrant”). Each Pre-funded Warrant is exercisable to acquire one additional common share at a purchase price of US$0.0001 per share. Each Warrant is exercisable to acquire one additional common share at a purchase price of US$0.2582 per share for a period of five years. In connection with the offering, the Company incurred share issuance costs of $936,659.

		Approximate Use of Proceeds

	Proposed Use of Proceeds

		to September 30, 2022

General corporate & other working capital	$ 7,248,103	$ 7,248,103

Offering expenses and placement agent fee	936,659	936,659

Total	$ 8,184,762	$ 8,184,762

OUTSTANDING COMMON SHARES, OPTIONS AND WARRANTS

The Company is authorized to issue an unlimited number of Common Shares. The table below outlines the number of issued and outstanding Common Shares, common share purchase warrants and Options as at the dates indicated.

	As at November 14,	As at September 30,	As at December 31,

	2022	2022	2021

Common Shares	132,313,288	132,313,288	118,498,464

Warrants	63,354,007	63,354,007	13,663,058

Options	5,549,198	5,695,364	8,512,206

Common Shares

Common Shares increased by 13,814,824 during nine months ended September 30, 2022, due to 714,824 common shares issued for the exercise of options and 13,100,000 common shares issued upon completion of a private placement.

The Very Good Food Company   |   Management’s Discussion and Analysis

Warrants

Common share purchase warrants increased by 49.7 million during the nine months ended September 30, 2022, primarily due to 2.2 million expired common share purchase warrants and the issue of 51.9 million warrants.

Options

Options decreased by 2.8 million during the nine months ended September 30, 2022, due to the following transactions:

•	3.7 million Options granted,

•	0.7 million Options exercised; and

•	5.8 million Options cancelled or forfeited.

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

The Very Good Food Company   |   Management’s Discussion and Analysis

FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors is responsible for approving and monitoring the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Contractual Obligations and Material Cash Requirements

As at September 30, 2022, the Company has $707,986 (December 31, 2021 - $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $11,832,125 (December 31, 2021 - $10,906,738) and contingent consideration of $330,000 within one year. Also see “Our Business – Our ability to continue as a going concern”. The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities and material cash requirements as at September 30, 2022.

September 30, 2022	Within 1 year	Between 1 - 2 years	More than 2 years*

Accounts payable and accrued liabilities	$ 3,328,953	$ –	$ –

Loans payable and other liabilities	6,794,076	–	–

Financing arrangements	563,226	–	–

Lease liabilities	1,709,096	1,788,660	10,939,155

Contingent consideration on acquisitions[1]	330,000	–	–

	$ 12,725,351	$ 1,788,660	$ 10,939,155

December 31, 2021	Within 1 year	Between 1 - 2 years	More than 2 years*

Accounts payable and accrued liabilities	$ 8,109,161	$ –	$ –

Loans payable and other liabilities	1,151,945	5,181,411	–

Financing arrangements	815,654	298,103	–

Lease liabilities	849,935	912,090	15,852,368

Contingent consideration on acquisitions[1]	1,048,000	–	–

	$ 11,974,695	$ 6,391,604	$ 15,852,368

* See Note 10 of the condensed interim consolidated financial statements for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

1 Contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. over a 12-month period from the acquisition dates of February 23, 2021 and March 11, 2021, respectively. As of the date of filing of this MD&A, the Company has paid $768,000 in contingent consideration related to the acquisition of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc., of which $50,000 was paid subsequent to September 30, 2022 related to the acquisition of The Cultured Nut Inc.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At September 30, 2022, the Company had cash and cash equivalents of $707,986 (December 31, 2021 - $21,975,653) and a 1% change in interest rates would increase or decrease interest income by approximately $7,100 (December 31, 2021 - $220,000).

The Very Good Food Company   |   Management’s Discussion and Analysis

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, and accounts receivable. The carrying amount of cash and cash equivalents, security deposits, and trade and other receivables represent the maximum exposure to credit risk, and as at September 30, 2022, this amounted to $3,487,085 (December 31, 2021 - $27,833,734).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At September 30, 2022, the Company has $105,867 (December 31, 2021 - $90,822) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $71,951 (December 31, 2021 - $41,350).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 35% (2021 - 13%) of total revenue during the nine months ended September 30, 2022. Of the Company’s trade receivables outstanding at September 30, 2022 and December 31, 2021, 78% and 58% are held with five customers of the Company, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at September 30, 2022, the Company has $707,986 (December 31, 2021 - $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $11,832,125 (December 31, 2021 - $10,906,738) and contingent consideration of $330,000 within this year (see also condensed interim financial statement note 1). Please see the discussion under Liquidity and Capital Resources elsewhere in this MD&A for additional information.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at September 30, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial currency denominated financial assets and foreign exchange loss by approximately $19,760 (December 31, 2021 – $1,398,296). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on a stock exchange may be affected by such volatility.

The Very Good Food Company   |   Management’s Discussion and Analysis

Fair Value of Financial Instruments

At September 30, 2022, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied. The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which relates to the previous purchases of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. and for which there has been no change in fair value to September 30, 2022, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model (“Black-Scholes”).

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Salaries incurred to key management personnel	$220,100	$246,923	$540,784	$1,084,246

Directors’ fees	41,821	25,558	83,107	31,558

Share-based compensation (recovery)	72,189	1,846,989	(1,990,140)	9,933,230

Total related party transactions	$ 334,110	$ 3,025,831	$(1,366,249)	$ 11,049,034

The following is a summary of the significant related party balances:

As at	September 30,	December 31,
	2022	2021

Due from the former CRDO and former Director	$ -	$410,268

On November 16, 2021, the Company entered into loan agreements with its former Chief Executive Officer, Mitchell Scott, and its former CRDO, James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the former CEO (the “former CEO Loan”) and former CRDO (the “former CRDO Loan” and together with the former CEO Loan, the “Loans”), respectively. With the express consent of the former CEO and former CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the former CEO Loan was immediately due and payable and the former CRDO Loan was due and payable within 60 days. Until repayment, the Loans continued to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date.

The former CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772.

On February 4, 2022, the Company entered into a Share Pledge Agreement with the former CRDO whereby the former CRDO pledged 1,000,000 common shares of the Company. The former CRDO Loan provided for scheduled repayments prior to maturity. The former CRDO Loan of $500,000 was repaid in full as of September 30, 2022, and the Company received accrued interest of $16,114.

The Very Good Food Company   |   Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires the Company to make judgements, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these judgements, estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions. While our significant accounting policies are more fully described in our annual consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgements and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our condensed interim consolidated financial statements.

The determination of the ability of the Company to continue as a going concern is a key area of judgement applied in the preparation of the condensed interim consolidated financial statements as discussed in note 1. Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any indicators of impairment of these assets is dependent upon judgements that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options and common share purchase warrants granted to directors, officers, employees and service providers and to determine the fair value of its warrant derivative liability. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value.

Carrying value of inventory

The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed and may have a significant impact on the valuation adjustments for inventory.

Contingent consideration

Contingent consideration arising from a business combination that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

The Very Good Food Company   |   Management’s Discussion and Analysis

Impairment of non-financial assets

The Company assesses impairment of non-financial assets such as right-of-use assets, and property and equipment.

At each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

Long-lived assets are reviewed for impairment by estimating the recoverable amount of each cash generating unit (“CGU”) or groups of CGUs to which the long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU calculations are based on the present value of expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s long-lived assets in subsequent reporting periods.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following IFRS standards have been recently issued by the International Accounting Standards Board. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

RISKS AND UNCERTAINITIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent AIF filed with Canadian securities regulatory authorities at www.sedar.com and with the SEC at www.sec.gov. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

The Very Good Food Company   |   Management’s Discussion and Analysis

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. The Audit Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors has approved the financial statements and the disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made in accordance with authorisations of management and the Board of Directors; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company determined that a material weakness in internal control over financial reporting existed as of December 31, 2021 as a result of misstatements identified by the Company’s auditors during their audit of the consolidated financial statements as of and for the year then ended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weakness resulted from a lack of review of journal entries and insufficient management review of accounts and balances in the preparation of the consolidated financial statements. The misstatements were corrected in the December 2021 consolidated financial statements and there is no material effect on previously issued financial statements however, the material weakness remains as of November 10, 2022.

Due to several vacancies within the accounting department and high turnover at the very senior leadership level within the finance department, VERY GOOD has not been able to remediate the material weakness in its internal controls over financial reporting. The Company plans to remediate this matter, including designing and operating enhanced management review controls over accounts and balances as part of the financial close process in future periods. Successful remediation requires further assessment of the skills and resources in the Company’s finance function as well as an evaluation of the Company’s financial close process.

The Very Good Food Company   |   Management’s Discussion and Analysis

CONTROLS CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: material information relating to the Company is made known to the Certifying Officers by others, particularly during the period in which the annual and interim filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time period specified in securities legislation.

The Certifying Officers have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is required to disclose herein any change in the Company’s internal controls over financial reporting that occurred during the period beginning on January 1, 2022, and ending on September 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the period, the Company designed and implemented the Company’s disclosure controls and procedures framework based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

The Very Good Food Company Inc. 2748 Rupert Street, Vancouver, BC, V5M 3T7 Canada 1.855.526.9254 hello@verygoodfood.com www.verygoodfood.com